SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 8-A/A
                        ______________

             AMENDING FORM 8-A DATED MAY 11, 1988
                 (AS AMENDED ON MAY 17, 1988)

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

               NATIONAL SERVICE INDUSTRIES, INC.

    (Exact name of registrant as specified in its charter)


            Delaware                       58-0364900
   (State of incorporation or           (I.R.S. Employer
          organization)                Identification No.)

   1420 Peachtree Street, N.E.
        Atlanta, Georgia                      30309
 (Address of principal executive           (Zip Code)
            offices)


     Securities to be registered pursuant to
            Section 12(b) of the Act:

Title of each class                Name of each exchange
to be so registered                on which each class
                                  is to be registered
Preferred Stock Purchase Rights    New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the
Act:

                             None

                       (Title of Class)




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                         AMENDMENT NO. 2
                 TO FORM 8-A FILED MAY 11, 1988
                  (as amended on May 17, 1988)

The undersigned registrant hereby amends Item 1 of its Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 on Form 8-A, filed May 11, 1988 (as amended on May 17, 1988) (the "Form 8-A"), as set forth below:

          Item 1 of the Form 8-A is amended by
          substituting the following:

Item 1.   Description of Securities to be Registered.

      On May 9, 1988, the Board of Directors of National Service Industries, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, $1.00 par value (the "Common Stock"), of the Company to stockholders of record at the close of business on May 19, 1988 (the "Record Date"). On December 17, 1997, the Board of Directors of the Company adopted certain amendments to the terms of the Rights. Except as set forth below, each Right (as amended), when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of convertible preferred stock, designated as Series A Participating Preferred Stock, $0.05 stated value (the "Preferred Stock"), at a price of $160 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, as amended, are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and Wachovia Bank, N.A., as Rights Agent.

      Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Until the earlier to occur of (i) the first date of public announcement that, without the prior consent of the Company, a Person (as defined in the Rights Agreement), alone or together with its Affiliates and Associates (as defined in the Rights Agreement), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company (the "Stock Acquisition Date"); (ii) the close of business on the tenth (10th) business day (unless such date is extended by the Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any Person or group of related Persons becoming an Acquiring Person, without the prior consent of the Company or (iii) twenty business days prior to the date on which a Transaction (as such term is hereinafter defined) is reasonably expected to become effective or be consummated (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of December 17, 1997, by such Common Stock certificates.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after December 17, 1997 (or as soon thereafter as practicable), upon transfer, replacement or new issuance of

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Common  Stock  will contain a notation incorporating  the  Rights
Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates outstanding as of December 17, 1997 even without such a notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 19, 2008, unless earlier redeemed by the Company as described below.

      The Purchase Price payable and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Rights will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Rights on the last trading day prior to the date on which such fractional Rights would otherwise be issuable.

      In the event that any Person becomes an Acquiring Person (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the members of the Disinterested Directors to be both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will thereafter have the right for a 60-day period after the later of the date of such event, or the effectiveness of an appropriate registration statement, to receive upon exercise of the Right that number of units of one one-thousandths of a share of Preferred Stock (or, under certain circumstances, shares of Common Stock or other securities) having an average market value during a specified time period (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the Purchase Price of the Right (such right being called the "Flip-In Right"). Disinterested Directors are directors of the Company who are not (i) officers or employees of the Company,
(ii) Acquiring Persons or Affiliates or Associates thereof, or representatives of any of them, or (iii) any Person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person.

      In the event that, at any time on or following the Stock Acquisition Date, or, if a Transaction is proposed, the
Distribution Date, the Company is, directly or indirectly, acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except a Right voided as set forth herein) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which, at the time of such transaction, would have a market value of two times the Purchase Price of the Right (such right being called the "Flip-Over Right").

      The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of any of the events giving rise to the exercisability of the Flip-Over Right or the Flip-In Right, any Rights that are or were at any time owned by an Acquiring Person or a Transaction Person (as hereinafter defined) engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person or Transaction Person becomes such shall become null and void insofar as they relate to the Flip-Over Right or the Flip-In Right.

      The number of outstanding Rights associated with each share of Common Stock and the voting and economic rights of each one one-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      At any time prior to the earlier to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Flip-In is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike, but not involving an Acquiring Person or Transaction Person or any Affiliates or Associates thereof. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      In the event that a majority of the Board of Directors of the Company in office following a meeting of stockholders or stockholder action by written consent are not nominated by the Board of Directors serving immediately prior to such meeting or action, then for 365 days following such meeting or action the Rights may not be redeemed or amended if such redemption or amendment is reasonably likely to facilitate a merger, combination or sale of assets or earning power of the Company (a "Transaction") with a Person who (A) either (i) is or will become an Acquiring Person or (ii) is a party involved in a merger or consolidation with, or a sale of assets by, the Company or affiliate or associate thereof if the Transaction were to be consummated and (B) who has directly or indirectly proposed or nominated a member of the Board who is in office at the time the Transaction is being considered (a "Transaction Person"). The Rights may not be redeemed thereafter if during such 365-day period the Company enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the redemption is reasonably likely to facilitate a Transaction with a Transaction Person.

      At any time after a Person becomes an Acquiring Person but before such Acquiring Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding, the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (other than those owned by the Acquiring Person, together with any Affiliates and Associates of such Acquiring Person, which have become null and void) at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction involving either the Common Stock or the Preferred Stock occurring after the date hereof (the "Exchange Ratio"). The Board of Directors may only exchange Rights if a majority of the Disinterested Directors authorize such exchange. Immediately upon the action of the Board of Directors ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.

      The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $10.00. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share equal to the greater of 1,000 times the Purchase Price per Right or 1,000 times the payment made per each share of
Common Stock. Subject to certain adjustments to reflect an increase or decrease in the number of outstanding shares of Common Stock, each one one-thousandth of a share of Preferred Stock shall, for a period of 90 days after issuance, be convertible into one share of Common Stock.

      Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock on all matters submitted to a vote of the shareholders of the Company. With regard to any election for the Company's Board of Directors, however, the maximum number of votes for the election of directors exercised by shares of preferred stock (including the Preferred Stock) shall not exceed the number of votes for the election of directors represented by authorized and issued shares of Common Stock less one, and the number of votes for the election of directors exercised by shares of preferred stock (including the Preferred Stock) shall be reduced as necessary on a pro-rata basis to effectuate this result. If the Company fails to pay dividends on the Preferred Stock for a specified period (a "default period"), the holders of

Preferred Stock shall have the additional right to elect two (2) directors to the Board of Directors until such default period expires. In any default period, the total number of directors on the Board of Directors shall not be less than five (5) directors.

       In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandths of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company and the Rights Agent, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

      Attached hereto as Exhibit 1 and incorporated herein by reference is a copy of the form of Amended and Restated Rights Agreement between the Company and Wachovia Bank, N.A. specifying the terms of the Rights and the exhibits thereto, as follows:
Exhibit A - The Amended Certificate of Designation; Exhibit B - The Form of Rights Certificate; and Exhibit C - The Summary of Rights to Purchase Preferred Shares. The foregoing description of the Rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

Item 2.   Exhibits

     1. Form of Amended and Restated Rights Agreement dated as of December 17, 1997 between the Company and Wachovia Bank, N.A. which includes, as Exhibit A thereto, the form of Amended Certificate of Designation specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

     2. Press Release dated December 17, 1997 announcing the adoption of the Amended and Restated Rights Agreement.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                NATIONAL SERVICE INDUSTRIES, INC.



                                By: /s/ Kenyon W. Murphy
                                    Name: Kenyon W. Murphy
                                    Title: Vice   President,
                                    Secretary, and Associate Counsel


Dated:  December 17, 1997

                          EXHIBIT INDEX

   Exhibit               Description                Page

     4.1.      Form  of  Amended  and  Restated       9
               Rights  Agreement  dated  as  of
               December  17, 1997  between  the
               Company and Wachovia Bank,  N.A.
               which  includes,  as  Exhibit  A
               thereto,  the  form  of  Amended
               Certificate    of    Designation
               specifying  the  terms  of   the
               Preferred Stock and, as  Exhibit
               B  thereto, the form  of  Rights
               Certificate,  and as  Exhibit  C
               thereto,  the Summary of  Rights
               to Purchase Preferred Shares.
    99.1.      Press   release  dated  December      98
               17, 1997 announcing adoption  of
               the  Amended and Restated Rights
               Agreement.